

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

Via FAX and U.S. Mail

Marshall D. Smith, Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-29370**

Dear Mr. Smith:

We have reviewed your filing and have the following engineering comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Certain Definitions, page 3

Terms used to assign a present value to the Company's reserves, page 3

1.   We note your statement, "The Company calculates this amount [standardized measure] by assuming that it will sell the oil and gas production attributable to the proved reserves estimated in its independent engineer's reserve report for the prices it received for the production on the date of the report…". Please affirm to us that you used oil and gas spot prices as of the last day of the year, adjusted for quality, transportation etc., to estimate your disclosed proved reserves and the associated standardized measure. If you cannot so affirm, please amend your document to comply with FAS 69, paragraph 30.

Terms used to classify the Company's reserve quantities, page 4

2.   Please expand your descriptions of proved developed and proved undeveloped reserves to include references to Rule 4-10(a)(3) and Rule 4-10(a)(4) as the only definitions of these quantities.

Business, page 6

Oil Marketing, page 9

3.   Please provide the technical basis to us for your statement, "The Company believes that the quality of the oil produced from these [Bohai Bay] fields will tend to improve as additional wells and reservoirs are completed and placed into production." Include other similar fields in the area whose performance supports your statement.

Properties, page 23

4.   We note your statement, "The production period of any [Chinese] oil and gas field in a block is a period of 15 consecutive years beginning on the date of commencement of commercial production from the field, unless extended." Please affirm to us that all your Chinese proved reserves are estimated to be recovered within your current license terms. If you cannot so affirm, support your claim to proved reserves without extraction rights. If appropriate, amend your proved reserves that are subject to production licenses to delete those claimed that are estimated to be recovered after the expiration of your current licenses.

<u>Oil and Gas Reserves, page 26</u>

5.   Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2005 proved reserve disclosures here. The reports should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the three largest U.S. properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogies) for each of these six largest properties;

e) Narratives and engineering exhibits (e.g. performance plots, volumetric calculations) for the three largest 2005 U.S. reserve revisions – both negative and positive - caused by <u>performance</u>, not economics;

f) Narratives and engineering exhibits for the three largest 2005 U.S. reserve extensions or discoveries;

g) Base maps for the Pinedale and Jonah fields that identify existing well and PUD locations as well as producing status;

h) Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives/exhibits reconciling the three largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here. You may contact us for assistance in this or any other matter

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

6.   Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with <u>certainty</u> that there is <u>continuity of production</u> from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

<u>Production Volumes, Average Sales Prices and Average Production Costs, page 29</u>

7.   Please amend your disclosure of oil and gas prices so that the reader is apprised of the effects of your oil and gas hedging program on the prices you have received in each of the last three years.

8.   We note that the 2005 line item for your historical Wyoming Severance/production taxes is 11.7% (= $52,689 thousand/$448,731 thousand). We could confirm a maximum figure of 6% for this tax. Please explain this difference to us and amend your document if it is appropriate.

<u>Oil and Gas Acreage, page 30</u>

9.   We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to disclose any material acreage expiry over the next three years to comply with Guide 2.

<u>Financial Statements and Supplementary Data, page 45</u>

<u>Analyses of Changes in Proven Reserves:, Page 66</u>

10.   We note your statements, "(3) Revision amount of 412,500 attributable to 26 wells dropped from PUD category replaced by more attractive wells." and "Revision amount of 51,560,000 associated with above mentioned 26 wells." Please describe to us in reasonable detail the new information that led you to this action. Clarify for us your meaning for "more attractive wells" and tell us the line item(s) that incorporate the reserves for such wells.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director